                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          GVI Security Solutions, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   36242E 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

---------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 2 of 11 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Southwell Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 3 of 11 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Southwell Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 4 of 11 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Southwell Holdings LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 5 of 11 Pages
-----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           Wilson S. Jaeggli
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,331,333
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,331,333
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,331,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 6 of 11 Pages
-----------------------------                             ----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

            Item 2 is amended in its entirety to read as follows:

Item 2.        Identity and Background.
               -----------------------

               (a) This statement is being filed jointly by Southwell  Partners,
L.P., a Texas limited partnership ("Southwell Partners"),  Southwell Management,
L.P., a Texas limited partnership ("Southwell Management"),  Southwell Holdings,
LLC, is a Texas limited liability company ("Southwell Holdings"), and Mr. Wilson
S.  Jaeggli,  a citizen  of the United  States,  (collectively,  the  "Reporting
Persons").

            Southwell  Partners  is a  limited  partnership  whose  business  is investing in equity securities.  The principal business of Southwell  Management is to serve as the general partner of Southwell Partners. The principal business of  Southwell  Holdings  is  to  serve  as  the  general  partner  of  Southwell
Management.  The  principal  business of Mr.  Jaeggli is serving as the managing director of Southwell  Holdings.  The  principal  business  address of Southwell
Partners, Southwell Management, Southwell Holdings and Mr. Jaeggli is 1901 North
Akard, 2nd Floor, Dallas, Texas, 75201.

            During the last five  years,  none of the  individuals  or  entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic  violations  and  similar  misdemeanors)  or  been a  party  to a  civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding,  was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws of finding any  violation  with respect to such laws.

            Item 3 is hereby amended in its entirety to read as follows:

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

            The  aggregate  purchase  price  of the  3,331,333  shares  owned by
Southwell Partners is $4,997,000,  including brokerage  commissions.  The shares owned by Southwell Partners were acquired with partnership funds.

            Item 4 is hereby amended in its entirety to read as follows:

Item 4.        Purpose of Transaction.
               ----------------------

            The  Reporting  Persons  and each of Knoll  Capital  Management
L.P.,  GVI   Acquisition,   LLC,  Europa   International   Inc.,   Thinking
Technologies,  L.P.,  Knoll Capital Fund II Master Fund,  Ltd., KOM Capital
Management,  LLC, Woodman Management Corporation,  W-Net, Inc., and Messrs.
Fred Knoll, Patrick O'Neill,  David Weiner  (collectively,  the "Discussion
Parties")  have had limited  discussions  with the Company  concerning  the
Company's  management  team and the  composition of its Board of Directors.
While the Reporting Persons reached no agreement or understanding  with the

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 7 of 11 Pages
-----------------------------                             ----------------------

Company  concerning  these  matters,  the  Reporting  Persons  are no  longer in discussions on these matters with the Company and no longer deem themselves as a
Group with the Discussion  Parties.  The Reporting Persons are supportive of the
Company's efforts to maximize shareholder value.

            The Reporting  Persons purchased the shares of Common Stock based on the  Reporting  Persons'  belief that such shares at current  market  prices are undervalued  and  represent  an  attractive  investment  opportunity  and at the present time have no plan or proposal  which would relate to or result in any of the matters  set forth in  subparagraphs  (a) - (j) of Item 4 of  Schedule  13D.
Depending  on various  factors  including,  without  limitation,  the  Company's financial  position and investment  strategy,  the price levels of the shares of
Common Stock,  conditions  in the  securities  markets and general  economic and industry  conditions,  the Reporting Persons may in the future take such actions with  respect  to their  investment  in the  Company  as they  deem  appropriate including,  without  limitation,  purchasing  additional shares of Common Stock, selling some or all of its shares of Common Stock,  engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing its  intention  with  respect to any and all matters  referred to in this Item 4.

            Item 5 is hereby amended in its entirety to read as follows:

Item 5.        Interest in Securities of the Company.
               -------------------------------------

            (a) and (b) The  aggregate  percentage  of shares  of  Common  Stock reported  owned by each  person  named  herein is based upon  50,125,793  shares outstanding as of May 20, 2005, which is the total number of shares  outstanding as reported in the Company's  report for the period ended March 31, 2005 on Form
10-Q filed with the Securities and Exchange Commission on May 23, 2005.

            As of July 11, 2005, Southwell Partners beneficially owned 3,331,333 shares of Common Stock (the "Southwell Shares"). The Southwell Shares constitute approximately  6.6% of the Company's  outstanding shares of Common Stock. As the general  partner of Southwell  Partners,  Southwell  Management may be deemed to beneficially  own the  Southwell  Shares.  As the general  partner of  Southwell
Management,  Southwell  Holdings may be deemed to beneficially own the Southwell
Shares.  As the managing  director of  Southwell  Holdings,  Mr.  Jaeggli may be deemed to beneficially  own the Southwell  Shares.  Each of Southwell  Partners,
Southwell Management, Southwell Holdings and Mr. Jaeggli share the power to vote and to direct the disposition of the Southwell Shares.

            (c) There were no transactions  during the past sixty days by any of the Reporting Persons.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

            (e) Not applicable.

            Item 6 is hereby amended in its entirety to read as follows:

Item 6.        Contract,   Arrangements,   Undertakings  or  Relationships  with
               Respect to Securities of the Issuer.
               -----------------------------------------------------------------

            On July 11, 2005, the Reporting Persons entered in to a Joint Filing
Agreement  with respect to the joint filing on this Schedule 13D relating to the beneficial  ownership of shares of Common Stock,  a copy of which is filed as an exhibit hereto.

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 8 of 11 Pages
-----------------------------                             ----------------------

            Item 7 is hereby amended in its entirety to read as follows:

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

              1.   Joint  Filing  Agreement  dated  July 11, 2005  by and  among
                   Southwell  Partners,   L.P.,  Southwell   Management,   L.P.,
                   Southwell Holdings, LLC, and Mr. Wilson S. Jaeggli.

                            [Signature Pages Follow]

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 9 of 11 Pages
-----------------------------                             ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of its  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this
Schedule 13D is true, complete and correct.

            Dated: July 11, 2005            SOUTHWELL PARTNERS, L.P.
                                            By: Southwell Management, L.P.
                                            Its general partner

                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            SOUTHWELL MANAGEMENT, L.P.
                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            SOUTHWELL HOLDINGS, LLC

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            /s/ Wilson S. Jaeggli
                                            ------------------------------
                                            WILSON S. JAEGGLI

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 10 of 11 Pages
-----------------------------                             ----------------------

                                  EXHIBIT INDEX
                                  -------------

            Exhibit No.                                                    Page
            -----------                                                    ----

                1        Joint  Filing  Agreement,  as  required by Rule    11
                         13d-1  under  the  Securities  Exchange  Act of
                         1934, dated July 11, 2005.

-----------------------------                             ----------------------
CUSIP No. 36242E 10 1                 13D                    Page 11 of 11 Pages
-----------------------------                             ----------------------

                           JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated July 11,
2005  (including  amendments  thereto)  with  respect to the Common Stock of GVI
Security  Solutions,  Inc.  This  Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

            Dated: July 11, 2005            SOUTHWELL PARTNERS, L.P.
                                            By: Southwell Management, L.P.
                                            Its general partner

                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            SOUTHWELL MANAGEMENT, L.P.
                                            By: Southwell Holdings, LLC,
                                            Its general partner

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            SOUTHWELL HOLDINGS, LLC

                                            By: /s/ Wilson S. Jaeggli
                                                ---------------------------
                                            Name:  Wilson S. Jaeggli
                                            Title: Managing Director

            Dated: July 11, 2005            /s/ Wilson S. Jaeggli
                                            ------------------------------
                                            WILSON S. JAEGGLI